Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kansas City Southern:

We consent to the incorporation by reference in the Registration Statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated May 27, 2005, with respect to the statements of net assets available for benefits of the Midsouth Rail Union 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Midsouth Rail Union 401(k) Retirement Savings Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 27, 2005